UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of December 2017
Commission File Number 001-33042
Rosetta Genomics Ltd.
(Translation of registrant’s name into English)
10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.
Pursuant to the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) of Rosetta Genomics Ltd. (the “Company”) that was published on December 22, 2017 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on December 22, 2017, the Company hereby furnishes the proxy statement and form of proxy card for the Meeting. The Meeting is scheduled to be held at the California offices of the Company at 25901 Commercentre Dr., Lake Forest, CA 92630, on February 1, 2018 at 10:00 am (Pacific time). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.
The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.
Exhibits
Exhibit Number	Description of Exhibit
99.1	Proxy statement relating to the extraordinary general meeting of shareholders of Rosetta Genomics Ltd. to be held on February 1, 2018.
99.2	Proxy card relating to the extraordinary general meeting of shareholders of Rosetta Genomics Ltd. to be held on February 1, 2018.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
ROSETTA GENOMICS LTD.
Date: December 28, 2017	By: /s/ Ron Kalfus Ron Kalfus Chief Financial Officer